Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general that its subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A., in the capacity of stockholders of IRB-BRASIL RESSEGUROS S.A. (“IRB”), approved at the Extraordinary General Stockholders’ Meeting of IRB held on this date the decision to ratify the approval made on the Extraordinary General Stockholders’ Meeting of August 21, 2015, related to the authorization for the submittal to the Brazilian Securities and Exchange Commission (“CVM”) of (i) the request for the registration of the company as a publicly-listed company under category “A” and (ii) the request for an authorization to carry out a Secondary Public Offering of common shares of IRB. The Company notes that, however, these requests will not be presented to CVM at this moment since they will depend on favorable conditions in the capital markets and, therefore, this Announcement to the Market must be considered an announcement of an Offering.

Additionally, the approval for IRB to join the Special Listing Segment of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros “Novo Mercado” was ratified.

Finally, the Company clarifies that it will keep the market posted on any developments related to this topic.

São Paulo, May 19, 2017.

MARCELO KOPEL

Investor Relations Officer